UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 26, 2007

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

(1)  Mr. DAI Hong, has ceased to be the Chief Executive Officer of CDC Online
     Games Investment Limited as of February 1, 2007.

(2)  Mr. ZHAO Steve Xiamong, has ceased to be the Chief Operating Officer of
     CDC Online Games Investment Limited as of February 1, 2007.

Exhibit  Description

1.1      Press release dated January 29, 2007
         CDC Mobile Announces Strategic Agreement with Nokia

1.2      Press release dated January 30, 2007
         HFG Procurement Selects CDC Software’s Ross Enterprise Software
         to Provide Visibility and Control Throughout its Supply Chain

1.3      Press release dated February 1, 2007
         CDC Software Board Members Appointed to Key Corporate Governance
         Positions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: February 1, 2007	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated January 29, 2007 -- CDC Mobile Announces Strategic Agreement with Nokia
1.2	Press release dated January 30, 2007 -- HFG Procurement Selects CDC Software’s Ross Enterprise Software to Provide Visibility and Control Throughout its Supply Chain
1.3	Press release dated February 1, 2007 -- CDC Software Board Members Appointed to Key Corporate Governance Positions